EXHIBIT T3D.2

SUPERIOR COURT

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No:	500-05-064436-015

DATE:	May 16, 2003

BY:	THE HONOURABLE DANIEL H. TINGLEY, J.S.C.

IN THE MATTER OF THE ARRANGEMENT OF:

UNIFORÊT INC.
-and-
UNIFORÊT SCIERIE-PÂTE INC.
-and-
FORESTERIE PORT-CARTIER INC.	(collectively, Uniforêt)
Debtors/Petitioners

-and-
RICHTER & ASSOCIÉS
Monitor/Mis en cause	(Monitor)

-and-
JOLINA CAPITAL INC.	(Jolina)
Mise en cause
c.
HIGHLAND CAPITAL MANAGEMENT, L.P.	(Highland)
ML CBO IV (CAYMAN) LTD.
PAMCO CAYMAN, LTD.
HIGHLAND LEGACY, LTD.
PAM CAPITAL FUNDING, L.P.
PROSPECT STREET HIGH INCOME
PORTFOLIO INC.	(Prospect)
Opposing creditors

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JUDGMENT
(On a Motion to Sanction a Plan of Arrangement)

THE ISSUES

[1] Uniforêt asks the Court to sanction a Second Amended Plan of Arrangement (Plan) made after proof was completed on May 6, 2003 pursuant to the Companies’ Creditors Arrangement Act (Act).1 An Amended Plan (First Plan) was approved by each of seven classes of creditors to the extent of at least 92% in number and 72% in value. Six secured creditors from a class (Class 2) of some 125 noteholders (or 4.79% of all noteholders), representing almost 28% in value of the class, oppose the sanction application, alleging amongst other things, manipulation and irregularities of the voting process,2 oppression of the minority (the Opposing Creditors) of the Class 2 creditors by the majority (Jolina), unfair and confiscatory treatment of the class 2 claims and the existence of preferential payments made to so-called “unaffected creditors” prejudicial to the mass of creditors. They add that the Plan is unreasonable, unfair and confiscatory. They conclude in their written contestation that the Court should accordingly refuse to sanction it and should instead order the sale of the assets and undertakings subject to the security3 of Class 2 claims “as a going concern” or, subsidiarily, that the Class 2 creditors be given a single class of new notes in the aggregate amount of $100 million and 90% of the equity of Uniforêt,4 rather than the 55% that is offered as a conversion feature tied to $40 million of the new debt or B Notes.5

[1]	R.S.C., 1985, c.C-36, section 6 which provides that: 6. [Compromises to be sanctioned by court] Where a majority in number representing two-thirds in value of the creditors, or class of creditors, as the case may be, present and voting either in person or by proxy at the meeting or meetings thereof respectively held pursuant to sections 4 and 5, or either of those sections, agree to any compromise or arrangement either as proposed or as altered or modified at the meeting or meetings, the compromise or arrangement may be sanctioned by the court, and if so sanctioned is binding (a) on all the creditors or the class of creditors, as the case may be, and on any trustee for any such class of creditors, whether secured or unsecured, as the case may be, and on the company, and (b) in the case of a company that has made an authorized assignment or against which a receiving order has been made under the Bankruptcy and Insolvency Act or is in the course of being wound up under the Winding-up and Restructuring Act, on the trustee in bankruptcy or liquidator and contributories of the company.

[2]	Addressed in large part in the Court’s judgment of October 23, 2002 rendered by Madame Justice Zerbisias dealing primarily with classification issues.

[3]	Essentially all the assets and undertakings of Uniforêt’s operating companies excluding receivables and inventory and specified equipment under capital leases.

[4]	Contemplating a reorganization of the capital structure of Uniforêt pursuant to the provisions of Section 191 of the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended.

[5]	Infra, paragraph [9]. See paragraph 4.2.2 of the Plan.

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[2] Uniforêt denies any irregularities in the voting process or oppression of the Opposing Creditors by it or Jolina and relies on the Monitor’s opinion that its Plan is both fair and reasonable. It adds that as all the classes of creditors have approved the Plan, in most cases overwhelmingly, the Court should sanction it. As to the request to sell the business as part of an orderly liquidation, Uniforêt stresses that such an alternative proposal (a) was considered and rejected by its management for lack of interest prior to the presentation of the First Plan, (b) comes far too late in the day and (c) poses a serious risk of prejudicing the implementation of the Plan and the expectations of the creditors who approved the First Plan in October, 2001.

THE FACTS

[3] Uniforêt first obtained protection under the Act on April 17, 2001. It filed an amended plan of arrangement (First Plan) with the Court on July 23, 2001 contemplating seven classes of creditors with potential claims aggregating in excess of $250,000,000. This Plan proposed the following arrangements:

Class	Description	Plan of Arrangement

1	The Municipalities of Port-Cartier and of l’Ascension (for Municipal taxes)	Pursuant to existing agreements

2	US Noteholders [which include the Opposing creditors and Jolina]	First US $25,000 cash with remaining balance, if any, exchanged for two new US Secured Notes: Note “A” 9% due on March 15, 2009; Note “B” convertible due on September 15, 2008; the whole for a total of $100,000,000 CDN

3	Holders of Capital Leases	Pursuant to existing agreements and contracts

4	Forestry Contractors	75% of proven claims

5	Unsecured Creditors	The lesser of $2,500 and the proven claim or a prorata share of a fund of $5,000,000

6	Canadian Debentureholders	Choice of receiving 8% of face value in cash or conversion into voting common shares of Uniforêt at a conversion rate of $6.00 per share

7	[Jolina]’s unsecured shareholder loan	Repayable on March 15, 2009 without interest

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[4] The Opposing Creditors, members of Class 2 holding secured US. Notes in the face amount of $33.5 million US., applied to the Court on July 17, 2001 to modify the proposed Class 2. They asked amongst other things to be placed in a separate class from Jolina, a major shareholder of Uniforêt and the holder of more than two-thirds of the other U.S. Notes. A vote on the First Plan by Class 2 creditors was suspended pending the outcome of the Opposing Creditor’s application. All of the other creditors approved the First Plan at meetings of creditors duly called and held on August 15, 2001. The Opposing Creditors’ application was heard by Madame Justice Zerbisias over some 20 days. She rendered a lengthy judgment on October 23, 2002 dismissing the application and:

2)	AUTHORIZED [Uniforêt] to call a meeting of creditors concerning Class 2 (U.S. Noteholders) to submit to them the amended plan (D-1) for voting purposes;

3)	ORDERED [Uniforêt] and the Monitor to furnish to [the Opposing Creditors] whatever information they may possess as to the names, addresses, telephone and telecopier numbers of all beneficial owners of the U.S. notes within 5 days of this Judgment;

4)	ORDERED provisional execution [...] notwithstanding appeal; [...]

[5] Leave to appeal from this judgment was sought and refused on November 21, 2002 by Mr. Justice Nuss of the Court of Appeal who observed:

[8] The issues of fairness and reasonableness of the plan can be fully canvassed and debated at the hearing before the [Superior] Court to consider the sanctioning of the plan once the vote of all the Classes of [creditors] has taken place. Indeed, [the Opposing Creditors] acknowledge, and urged during the hearing before me, that most of the issues raised in the Motion for leave to appeal deal with the fairness and reasonableness of the plan and that the proper time for considering them will be at the hearing before the Court for the sanctioning of the plan.

[6] Four days later, the Class 2 creditors voted on the Plan. The results were as follows:

Cat.	Montant total en capital des		% en nombre		% en valeur
	réclamations (US$)

	Oui	Non	Oui	Non	Oui	Non

2	87,918,000.00	33,505,000.00	95.21	4.79	72.41	27.59

[7] Uniforêt’s Motion to Sanction the First Plan was first presented to the Court on December 11, 2002. The Opposing Creditors appeared to oppose its approval. Mr. Justice Lévesque was designated to manage the dossier and bring the matter on for hearing. He responded to requests for the production of additional documents and

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expertises and heard opposing counsel on a variety of pre-trial issues, including a request by Uniforêt to strike certain allegations of the amended, particularized contestation of the Opposing Creditors. As this request came shortly before the scheduled hearing, Mr. Justice Lévesque judiciously referred it, amongst other requests, to the trial judge.

[8] The Motion to Strike seems intended to prevent the reventilation of matters or issues already decided by Madame Justice Zerbisias in her judgment of October 23, 2002. The Court resisted the temptation to limit the debate to new issues. It informed counsel that objections to the introduction of “old” or repeat evidence would, for the most part, be taken under reserve and the legal issues arising from the Motion to Strike would if necessary be considered by this judgment. These issues were not addressed during oral argument and accordingly they will not be considered by this judgment.

[9] The Plan, as twice amended, provides in part that:

ARTICLE 2

PURPOSE AND EFFECT OF PLAN

2.1	Purpose

The purpose of this Plan is to effect a reorganization of the liabilities, business and affairs of Uniforêt in order to enable its business to continue, in the expectation that all Persons with an interest in Uniforêt will derive a greater benefit from its continued operation than would result from the immediate forced liquidation of Uniforêt’s assets and business.

2.2	Joint Plan

As explained in Uniforêt’s Petition for the issuance of the Initial Order pursuant to the [Act], most of the financing of Uniforêt’s business is with Uniforêt Inc., while the operations and fixed assets are with Uniforêt Scierie-Pâte Inc. and Foresterie Port-Cartier Inc. who, in many instances, guaranteed the debts and obligations of Uniforêt Inc. Therefore, the related operations of Petitioners justify [...] presenting a joint Plan, the whole as permitted by the CCAA and the Initial Order. None of Uniforêt’s Creditors will be prejudiced by such a joint Plan.

2.3	Persons Affected

This Plan shall become effective on the Plan Implementation Date and shall, on and after the Plan Implementation Date, bind Uniforêt and all Uniforêt’s Creditors affected by the Plan.

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2.4	Obligations Not affected

This Plan shall not affect any Unaffected Obligations.[6]

ARTICLE 3
CLASSIFICATION OF CREDITORS, VALUATION
OF CLAIMS AND PROCEDURAL MATTERS

3.1	Classification of Creditors

The Claims of the Creditors shall be grouped into the following Classes, and each Creditor in a designated Class shall, to the extent provided herein, be entitled to vote on the Plan as part of such Class:

Class 1 The Cities of Port-Cartier and l’Ascension (municipal taxes);

Class 2 US Noteholders;

Class 3 Holders of Capital Leases;

Class 4 Forestry Contractors;

Class 5 Unsecured Creditors;

Class 6 Canadian Debentureholders; and

Class 7 Jolina Capital Inc.’s unsecured shareholder loan.

[6]	Defined in the Plan as: a. Interim Period Debts, which shall be paid by Uniforêt in accordance with terms previously agreed upon with the respective Interim Creditors; b. Uniforêt Scierie-Pâte Inc.’s obligations towards the Municipalité Régionale de Comté de Sept-Rivières to build and maintain roads, as provided in the agreement dated April 3, 2001, and the related Hydro-Québec’s claim in the amount of $5,000,000 referred to therein; c. Claims of legal, accounting and financial advisors to Uniforêt, including the Monitor and its counsel, in respect of any debt incurred or to be incurred by Uniforêt for the purposes of reorganizing Uniforêt’s liabilities, business and affairs including, without limitation, pursuant to the Plan, which monies shall be paid by Uniforêt in accordance with the Initial Order; d. Claims for indemnity pursuant to the indemnities provided by Uniforêt to directors or officers of Uniforêt; e. Claims of Employee Creditors, which monies shall be paid by Uniforêt in the ordinary course of business; f. [...] g. Dues owing to the Quebec Minister of Natural Resources pursuant to the Forests Act, R.S.Q., c. F-4.1, which shall be paid by Uniforêt in accordance with terms previously agreed upon with the Quebec Minister of Natural Resources; h. Monies, if any, owing to National Bank of Canada, Bank of Montreal and La Société d’hypothèque CIBC, which shall be paid by Uniforêt in accordance with existing agreements and contracts, or as may be agreed between each of them; i. Claims for goods on consignment, which monies shall be paid by Uniforêt in accordance with terms previously agreed upon with the Creditors of such Claims; and j . Claims for warehousing contracts, which monies shall be paid by Uniforêt in accordance with terms previously agreed upon with the Creditors of such Claims.

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3.2	Creditors Meetings

Following the filing of the Plan with the Court, Uniforêt will hold the necessary Creditors Meetings to vote on the Plan, the whole in accordance with the Initial Order. [...]

3.3	Creditors Votes Required

In order that the Plan be binding on all the Creditors of Uniforêt affected by the Plan, it must first be accepted within each and every Class of Creditors as prescribed by the Plan by a majority in number of the Creditors in such Class who actually vote on the Plan (in person, by voting letter or by proxy) at the Creditors Meeting held in respect of such Class, representing two-thirds in value of the Accepted Claims for Voting Purposes of the Creditors in such Class who actually vote on the Plan (in person, by voting letter or by proxy) at such Creditors Meeting. [...]

3.4	Valuation of Claims for Voting and Distribution Purposes

Each Creditor having a Proven Claim in a Class shall be entitled to attend and to vote at the Creditors Meeting for such Class. Each Creditor of a Class who is entitled to vote shall be entitled to that number of votes at the Creditors Meeting for such Class as is equivalent to the dollar amount of its Proven Claim. In the event that the Proven Claim of a Creditor is not finally determined prior to the Creditors Meeting Date of the Creditors Meeting for any Class in accordance with this Plan and any Order of the Court, the Creditor shall be entitled to vote at the Creditors Meeting for such Class based on its Accepted Claim for Voting Purposes as determined by the Monitor, without prejudice to Uniforêt’s right or the Creditor’s right to require the final determination by the Court of the Creditor’s Proven Claim, which Proven Claim shall apply for all purposes in connection with the Plan, including, without limitation, the Creditor’s entitlement to participate in distributions under the Plan.

3.5	Participation in Different Capacities

Creditors whose Claims are affected by this Plan may be affected in more than one capacity. Each such Creditor shall be entitled to participate hereunder separately in each such capacity, unless otherwise specified. Any action taken by a Creditor in any one capacity shall not affect the Creditor in any other capacity unless the Creditor agrees to otherwise in writing.

3.6	Confirmation of Plan by the Final Order

In the event that the Plan is approved by the required majority of Creditors provided in Section 3.3, Uniforêt will seek the Final Order for the sanction and approval of the Plan. Subject only to the Final Order being granted and the satisfaction of the conditions of the Plan described

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in Section 5.1, the Plan will be implemented by Uniforêt and will be binding on all Uniforêt’s Creditors affected by the Plan.

ARTICLE 4
THE COMPROMISE AND ARRANGEMENT

4.1	Class 1: Treatment of the Cities of Port-Cartier and l’Ascension (municipal taxes)

Uniforêt proposes to pay to the Cities of Port-Cartier and l’Ascension the full amounts which are due to them as municipal taxes pursuant to existing agreements, or as may be agreed between them.

4.2	Class 2: Treatment of US Noteholders

Uniforêt proposes to all US Noteholders, holding US Secured Notes totalling approximately CDN$190,000,000, as final compromise and arrangement, the following:

4.2.1	Uniforêt will pay, on the Plan Implementation Date,[7] to each US Noteholder the lesser of US$25,000 or the amount of the US Secured Note held by such US Noteholder; and

4.2.2	Uniforêt will exchange, on the Plan Implementation Date, all outstanding US Secured Notes, after payment of the amounts provided in Section 4.2.1 for two (2) new secured notes for each outstanding US Secured Note, namely (1) 9% Note “A” due March 15, 2009 and one (1) Convertible Note “B” due September 15, 2008, to be issued under an indenture providing for the issuance of 9% Notes “A” due March 15, 2009, in an aggregate principal amount of CDN$60,000,000, and Convertible Notes “B” due September 15, 2008, in an aggregate principal amount of CDN$40,000,000, both Notes “A” and “B” totalling an aggregate principal amount of CDN$100,000,000, to be issued under commercially acceptable terms and having similar secured rights on Uniforêt’s assets as those held by the US Noteholders under the US Indenture, the whole, on a pro rata pari passu basis. These Notes “A” and “B” will be subject to the following terms and conditions:

9% Notes “A”:

from the Plan Implementation Date, 9% Notes “A” will bear an annual interest rate of 9%, payable in arrears on a semi-annual basis, on March 15 and September 15 of each year, with the first

[7]	Described in the Plan as: the date on which all conditions contained in Section 5.1 of this Plan are satisfied. These conditions, save those subject to the discretion of the Court, have all been satisfied.

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interest payment date being on March 15, 2002, and will provide for annual principal repayment on March 15 of each year, commencing on March 15, 2003, always on a pro rata pari passu basis, equal to 50% of Available Cash Flow for fiscal years 2002 and 2003, and 75% of Available Cash Flow for subsequent fiscal years until the earlier of the maturity date, namely March 15, 2009, at which time the balance thereof will be fully repaid, or refinancing thereof;

furthermore, at its sole discretion, Uniforêt can make, on any interest payment date, without penalty, additional principal repayments on the 9% Notes “A” and

Convertible Notes “B”:

will bear no interest until September 15, 2004 and, thereafter, will bear an annual interest rate of 7.5%, payable in arrears on a semi-annual basis, on March 15 and September 15 of each year, with the first interest payment date being on March 15, 2005, and will provide for no annual principal repayment prior to September 15, 2008 and the full repayment of the principal thereof at maturity, namely on September 15, 2008;

furthermore, Convertible Notes “B” will, from the Plan Implementation Date until September 15, 2008, be convertible at any time into Class A Subordinate Voting Shares of Uniforêt Inc. (listed on The Toronto Stock Exchange under the trading symbol UNF.A) at a conversion price of $0.50 per share, such conversion right to expire at the close of business on September 15, 2008 to be subject to a thirty (30) days prior written conversion notice to Uniforêt, which may then offer, prior to the expiry of such thirty (30) day period, to pay in cash to the noteholder, who will not be obliged to accept any such offer, an amount equal to the Market Value of the Class A Subordinate Voting Shares of Uniforêt Inc. issuable upon conversion instead of delivering shares to the noteholder;[8]

[8]	The highlighted portions represent the changes made to the First Plan on May 6, 2003. Prior to these changes, this paragraph read: furthermore, Convertible Notes “B” will, from the Plan Implementation Date until September 15, 2004, be convertible at any time into Class A Subordinate Voting Shares of Uniforêt Inc. (listed on The Toronto Stock Exchange under the trading symbol UNF.A) at a conversion price of $0.50 per share, such conversion right to expire at the close of business of September 15, 2004 and to be subject to a thirty (30) days prior written conversion notice to Uniforêt, which may then elect, prior to the expiry of such thirty (30) day period, to pay in cash to the noteholder an amount equal to the Market Value of the Class A Subordinate Voting Shares of Uniforêt Inc. issuable upon conversion instead of delivering shares to the noteholder; effectively giving to Uniforêt a repurchase option.

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“Market Value” of the Class A Subordinate Voting Shares of Uniforêt Inc. shall mean the weighted average trading price of the Class A Subordinate Voting Shares of Uniforêt Inc. on the Toronto Stock Exchange during the twenty (20) consecutive trading days preceding the date on which the conversion notice is given to Uniforêt.

US Noteholders have no Claim for interest outstanding as of the Plan Implementation Date under US Secured Notes and are not entitled to participate in any other Class for Claims related, in any manner whatsoever, to US Secured Notes.

4.3	Class 3: Treatment of Holders of Capital Leases

Uniforêt proposes to pay to holders of Capital Leases the full amount which is due to them pursuant to existing agreements and contracts, or as may be agreed between them.

4.4	Class 4: Treatment of Forestry Contractors

Uniforêt proposes to pay, at the latest on the Plan Implementation Date, to each Forestry Contractor, as final compromise and arrangement of their respective Proven Claim, 75% thereof.

4.5	Class 5: Treatment of Unsecured Creditors

Uniforêt proposes to pay to Unsecured Creditors, as final compromise and arrangement of their respective Proven Claim, on the Plan Implementation Date, in accordance with their respective election, the following

4.5.1 the lesser of $2,500 or the Unsecured Creditor’s Proven Claim;

or

4.5.2 a pro rata pari passu share in the Unsecured Creditors Fund for those Unsecured Creditors with Proven Claims as of the Plan Implementation Date who will not have elected to be paid in accordance with Section 4.5.1 of this Plan.

4.6	Class 6: Treatment of Canadian Debentureholders

Uniforêt proposes to Canadian Debentureholders, as final compromise and arrangement, in accordance with their respective election, the following: On the Plan Implementation Date,

4.6.1 payment of an amount equal to 8% of the outstanding balance of the Canadian 8% Convertible Unsecured Subordinated Debentures held; or

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4.6.2	conversion of Canadian 8% Convertible Unsecured Subordinated Debentures held by a Canadian Debentureholder into Class A Subordinate Voting Shares of Uniforêt Inc. (listed on The Toronto Stock Exchange under the trading symbol UNF.A) at a conversion price of $6.00 per share, being a rate of 16.667 Class A Subordinate Voting Shares per $100 principal amount of Canadian 8% Convertible Unsecured Subordinated Debentures held by a Canadian Debentureholder, for those Canadian Debentureholders who have not elected to be paid in accordance with Section 4.6.1 of this Plan.

Canadian Debentureholders have no Claim for interest outstanding as of the Plan Implementation Date under Canadian 8% Convertible Unsecured Subordinated Debentures and are not entitled to participate in any other Class for Claims related, in any manner whatsoever, to Canadian 8% Convertible Unsecured Subordinated Debentures.

4.7	Class 7: Treatment of Jolina Capital Inc.’s unsecured shareholder loan

Uniforêt proposes to pay Jolina Capital Inc.’s unsecured shareholder loan in the amount of $5,405,000, as final compromise and arrangement thereof, by issuing, on the Plan Implementation Date, a promissory note for the same amount, bearing no interest and providing for the full repayment thereof on March 15, 2009.

[l0] Between July 23, 2001 and February 27, 2003, the Monitor produced four reports, two addressed to the creditors prior to their voting on the First Plan and two addressed to the Court in connection with the Motion to Sanction. These latter reports express the following opinions:

E)	Analyse de Plan

23.	L’acceptation du Plan par toutes les catégories de créanciers permettra à Uniforêt de restructurer son endettement ainsi que de poursuivre ses activités.

24.	Le Contrôleur est d’avis que les Débitrices ont agi et continuent d’agir de bonne foi, avec toute la diligence voulue dans les circonstances. Aussi, le Contrôleur n’a constaté aucun fait qui nous porterait à croire que la conduite des Débitrices est ou a été répréhensible.

25.	Le Contrôleur est d’avis que le Plan proposé fut préparé de façon sérieuse et diligente par Uniforêt.

26.	Le Contrôleur est d’avis que le Plan d’Uniforêt est juste et raisonnable envers les créanciers en général et envers chacune des catégories de créanciers.

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27.	Le Contrôleur est d’avis que le Plan tient compte de la capacité financière d’Uniforêt de respecter les termes dudit Plan advenant son homologation par la Cour et sa mise en oeuvre.

28.	Le Contrôleur, avec l’assistance d’autres conseillers professionnels et en se basant sur son expérience, a procédé à une analyse de la valeur probable des éléments d’actif d’Uniforêt dans un contexte de liquidation ordonnée.

29.	Tel que déclaré dans le Premier Rapport du Contrôleur, le Contrôleur est d’avis que, dans un contexte de liquidation ordonnée, la valeur estimative des immobilisations d’Uniforêt pourrait se situer entre 60 000 000 $ et 80 000 000 $ après déduction des coûts de liquidation et des charges prioritaires (employés, droits de coupe impayés, etc.). Le montant ainsi réalisé ne serait suffisant pour assurer le remboursement intégral des sommes dues aux créanciers garantis qui totalisent 125 000 000 $ US (approximativement 200 000 000 $ CDN).

30.	Tel que déclaré dans le Second Rapport du Contrôleur, le Contrôleur est d’avis que, dans un contexte de liquidation ordonnée, même en considérant la valeur aux livres en date du 30 septembre 2002, de l’encaisse, des comptes à recevoir, ainsi que des inventaires totalisant approximativement 43 000 000 $ la valeur des éléments d’actif d’Uniforêt ne s’est pas améliorée depuis juillet 2001. En fait, en tenant compte de l’état actuel du marché, des conditions de l’industrie ainsi que des facteurs externes qui sont hors du contrôle d’Uniforêt, nous sommes d’avis que les chances d’obtenir la valeur nette de réalisation estimative discutée au paragraphe 29 ont diminué.

31.	Le Contrôleur est d’avis que, dans le cadre d’une liquidation forcée, la valeur estimative des immobilisations d’Uniforêt serait réduite de 50%. Il semble que, dans le contexte actuel, une liquidation forcée serait plus vraisemblable.

32.	Le Contrôleur est d’avis que l’acceptation du Plan est plus avantageuse pour les créanciers que la liquidation des éléments d’actif d’Uniforêt dont l’analyse se résume comme suit:

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	Montant dû		Plan d'arrangement			Liquidation ordonnée (Valeur			Liquidation ordonnée
						nette de réalisation estimée			(Valeur nette de
						(a)			réalisation estimée
									(b)

1	298 971 $		298 271 $	100%		300 000 $	100%		300 000 $	100%
2	195 337 500	(c)	100 000 000	51%		65 000 000	33%		30 000 000	15%
					(e)	16 000 000	8	%(e)	16 700 000	9%
3	5 135 924		5 135 924	100	%(d)	5 150 000	100	%(d)	5 100 000	100%
4	2 534 190	(f)	1 900 642	75	%(e)	300 000	12	%(e)	250 000	10%
5	24 849 498	(g)	5 700 000	23	%(e)	3 000 000	12	%(e)	2 500 000	10%
6	16 554 904	(h)	1 324 392	8%		néant	—%		néant	—%
7	5 405 000	(i)	1 104 858	20	%(e)	650 000	12	%(e)	550 000	10%

	250 115 987 $		115 464 087 $	46%		90 400 000 $	36%		55 400 000 $	22%

(a)	Assumant une valeur de liquidation de 20 000 000 $ pour les comptes à recevoir et les stocks et une valeur nette de 70 000 000 $ pour les immobilisations.

(b)	Assumant une valeur de liquidation de 20 000 000 $ pour l’encaisse, les comptes à recevoir et les stocks et une valeur nette de 35 000 000 $ pour les immobilisations.

(c)	Excluant le montant du premier 38 500 $ (25 000 US) à être reçu par chaque Porteur de Billets Américains.

(d)	En assurnant que les créanciers de premier rang paient les soldes dus en vertu des Contrats de Location-Acquisition afin de libérer les actifs visés.

(e)	Calculé en partageant la valeur estimée de liquidation des comptes clients et des stocks entre les créanciers des catégories 2 (perte excédentaire seulement), 4, 5 et 7, sur la base prorata et pari passu.

(f)	75% du montant dû.

(g)	lncluant un estimé des créanciers qui choisiront de recevoir le paiement comptant de 2 500 $.

(h)	Assumant que la totalité de la catégorie choisit de recevoir un paiement comptant.

(i)	Valeur actualisée du montant dû à un taux d’escompte de 18%.

33.	Le Contrôleur est d’avis que l’acceptation et l’homologation du Plan est plus avantageuse pour les créanciers que la liquidation des actifs d’Uniforêt.

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34.	Le Contrôleur est d’avis que la continuité des opérations d’Uniforêt permettra à la majorité des créanciers d’avoir l’opportunité de poursuivre des relations avec Uniforêt qui, entre autres, vont permettre également le maintien d’emplois et d’une activité économique importante pour les municipalités de Péribonka et de Port-Cartier. De plus, certaines catégories de créanciers (catégories 2 et 3) pourront bénéficier d’un rendement continu de leurs investissements nonobstant la réduction de la valeur nominale de leur créance prévue par le Plan.

35.	Le Contrôleur est d’avis qu’il est dans l’intérêt de l’ensemble des créanciers d’uniforêt que le Plan soit homologué et approuvé par cette Cour.

[11] The Monitor relied for some of its opinions upon the expertise of CIB World Markets Inc. prepared as of February 24, 2003. The key conclusions of this expertise are:

1.	The current environment for selling assets in the pulp and lumber industry is poor. There are only a limited number of buyers, but numerous mills for sale.

2.	With regard to the BCTMP mill, the lack of transactions at any meaningful price over the past several years is the best indicator of [...] poor market conditions — the market has spoken for itself.

3.	With regard to the sawmills, even if a temporary resolution to the on-going trade dispute with the U.S. is negotiated, the economic fundamentals underlying the Canadian industry remain troubling. Once the uncertainty associated with the trade barriers is added to the oversupply situation, it is unlikely that reasonable bids could be expected for the sawmill over at least the next 12-18 months. This problem is compounded by the volume of sawmill capacity currently being offered for sale in Quebec (or deemed “non-core”) by companies other than Uniforêt.

[12] The Opposing Creditors retained Houlihan, Lokey Award & Zukin Financial Advisors Inc. (Houlihan) of New York to review the First Plan and the Monitor’s report of July 23, 2001 and comment on the fairness of that plan to the Opposing Creditors. Houlihan concluded that the First Plan was “not fair and reasonable to the creditors in general or in relation to each other for [...] the following reasons:

•	The Plan preserves the existing common equity ownership of [Uniforêt], and thereby allows common shareholders to maintain control [...] and to benefit from a significant de-leveraging. [...] This is unfair to secured creditors who receive less than a 100% recovery.

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•	The Plan provides for substantial recoveries to unsecured creditors that have claims that rank junior in priority to the secured creditors. This is unfair to secured creditors who receive less than a 100% recovery.

•	The Plan provides for 100% recoveries in cash for the Class 3 secured creditors, but the Class 2 secured creditors will receive new debt securities with a face value of $100.0 million that approximates 51.2% of the Class 2 secured creditors claims of $195.5 million. This is unfair to the Class 2 Claimholders.

•	The Plan provides an inadequate amount of value to the Class 2 Claimholders because the debt securities that are being offered in satisfaction of the Class 2 Claims will trade at a significant discount to face value. This is unfair to the Class 2 Claimholders.

•	The Plan provides less value to the Class 2 Claimholders than they would receive in a liquidation based on the liquidation values provided in the Monitor’s Report. This is unfair to the Class 2 Claimholders.

•	The Plan deprives the Class 2 Claimholders of the value of the unsecured portion of their claim. This is unfair to the Class 2 Claimholders.

•	The Plan is being proposed under the assumption that the Port-Cartier pulp Mill [...] on which the Class 2 Claimholders have a first lien), will not be in operation. [This] mill is a significant asset of [Uniforêt] in which over $200. million of capital expenditures have been invested since 1988. The Plan inhibits the Class 2 Claimholders from benefiting in the value that might be created in the event that the pulp mill is restarted, converted, sold or liquidated and transfers a majority of such benefits to junior creditors and common equity holders. This is unfair to the Class 2 Claimholders.

•	The Plan provides for a highly leveraged capital structure that is sub-optimal from a corporate finance perspective. As a result, it is likely that both the debt and equity securities of [Uniforêt] will trade with limited liquidity and at significant discounts to their intrinsic values. This is unfair to the Class 2 Claimholders.

•	The Plan consolidates all U.S. Noteholders in Class 2 for voting purposes. The purported holder of approximately 66.9% of the Class 2 Claims (Jolina Capital) is also a holder of a majority of the Class 3 Claims, certain Class 5 Claims, l00%, 100% of the Class 7 Claims and is also the largest shareholder of [Uniforêt]. [Thus], Jolina will recover a portion of the value that the Plan transfers from the Class 2 Claimholders to holders of Class 3, Class 5 and Class 7 Claims as well as the equity. Accordingly, Jolina has a different recovery profile than other Class 2 Claimholders and an economic conflict of interest with respect to voting

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as a Class 2 Claimholder. This is unfair to the non-Jolina Class 2 Claimholders.

[13] This report, prepared on October 8, 2001, was filed at the hearing before Madam Justice Zerbisias together with a previous report Houlihan had submitted dated May 15, 2000. Mr. Slonecker, one of their authors, spoke to them. Madam Justice Zerbisias had this to say about those parts of the Houlihan reports that concerned her:

[72] Houlihan’s first report, of May 15, 2000, assesses the value of the assets of Uniforêt at U.S. $123 to $134 million, excluding the assets of Tripap, but including the Port Cartier pulpmill whose assets are therein evaluated at U.S. $38 to 41 million. On that basis, the report and Mr. Slonecker concluded that the recovery rate relative to the face value of the notes is approximately 49 to 56%, compared to the current market trading price between 27 to 30%.

[73] Houlihan’s second report, of October 8, 2001, was prepared by Houlihan at Petitioner’s request as a reply to the Report of the Monitor on the Debtor’s financial affairs and on the fairness of the plan. Mr. Slonecker and the report re-evaluate the assets of Uniforêt at CND $90 million. No value whatsoever is attributed to the assets of the Port Cartier pulpmill because it was not operating. Mr. Slonecker in his report, then evaluates the new securities, redeemable or convertible at a future date being provided to the Class 2 noteholders under the plan, at CDN $56.4 million, which implies a recovery rate of 51.2% of the total face value of the Class 2 claims. After discounting for the delay in payment, he concludes that this implies a real recovery rate of only 28.9%. He adds that the trading value of the Class A notes is 74% of face value, whereas the trading value of the class B notes is 31% of face value.

[74] Jolina, as a Class 2 creditor is affected by the same determinations as to its potential recovery on its U.S. notes. In addition, Houlihan and Mr. Slonecker evaluate the trading value of Jolina’s new note under the plan in payment of its claim for its shareholder loan of CND $5.4 million at 18.8% of face value, i.e. worth approximately $1 million Canadian when discounted, for the delay in payment.

[75] Thus, Houlihan and Mr. Slonecker conclude on the basis of two completely different scenarios as set forth in the two reports, that the recovery rate on the U.S. notes is approximately the same: 49 to 56% on the first report and 51.2% on the second report, without attributing any value to the Port Cartier pulpmill, absent any discount for delays in payment. Similarly, the Monitor concludes that the recovery rate for Class 2 claimants is 51% under the plan, or 33% on a forced liquidation. Thus it appears that Petitioners will gain more under the plan and less on liquidation.

[14] The Opposing Creditors obtained Court permission to produce another expertise prepared by Price Waterhouse Coopers (PWC). Completed on February 7, 2003, this expertise concludes that:

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141.	In summary, in our view, the Plan:

(i)	Does not treat secured creditors in accordance with their existing rights and priorities;

(ii)	Provides significantly higher recoveries to certain unsecured creditors than is being offered to the secured US Noteholders, including the ultimate payment of 100¢ on the dollar in respect of Jolina’s unsecured shareholder loan;

(iii)	Requires Class 5 creditors to make an election in respect of their treatment under the Plan without being able to assess the economic impact of the alternatives available;

(iv)	Provides for a recovery to Class 6 creditors, notwithstanding that such creditors have contractually subordinated themselves to all other creditors;

(v)	Treats the claim of Bank of Montreal (BoM) as an Unaffected Obligation,[9] with no benefit or advantage to [Uniforêt or its] arms-length creditors, but with the significant disadvantage that $4 million that would otherwise be available for the purposes of making additional payments to Affected Creditors, funding operations or servicing debt will be paid to this unsecured creditor; and;

(vi)	Contrary to established practice in CCAA restructurings, leaves substantially all of the post-restructuring equity in [Uniforêt] in the hands of the existing shareholders without any additional funding or support being provided by such shareholders, with the result that the consequences of [Uniforêt’s involvency] are being suffered by the creditors, while the benefits of the compromises by creditors and a successful restructuring will accrue to the existing shareholders.

142.	The Plan was approved by the Class 2 creditors only as a result of Jolina, the largest shareholder of Uniforêt, voting in favour of the Plan. Based on the Monitor’s records, the Plan would not have been approved if 373[10] had been included in the CCAA filing and Jolina, as a result, had been prevented from exercising its hypothecary rights over the US Notes held by 373. Furthermore, based on our experience, we believe it is unlikely that an arm’s length creditor holding the majority of the Class 2 claims would have voted in favour of the Plan.

[9]	Supra, Note 6, paragraph (h).

[10]	Infra, see paragraph [18] below. A wholly owned subsidiary of Uniforêt Inc., 3735061 Canada Inc. (373) offered to purchase all the U.S. Notes for 30% of their principal amounts. The funds to satisfy this offer were borrowed from a bank syndicate and the syndicate loans were guaranteed by Jolina. 373 defaulted under the syndicate loans. Jolina stepped into the shoes of the bank syndicate and took the US. Notes acquired by 373 in lieu of payment of the syndicate loan.

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143.	The sale of the business as a going concern appears to be a commercially viable alternative to the Plan that could improve overall recoveries available to creditors by approximately $26.4 million to $42.4 million, representing an increase of approximately 31.7% to 50.6%.

144.	The creditors most prejudiced by the Plan are the Class 2 creditors that would share in Notes A and Notes B, primarily Jolina and the minority US Noteholders. If the business were sold as a going concern and the proceeds distributed in the same manner as the cash payments that would be made to affected creditors under the plan, we estimate that such Class 2 creditors would recover $26.4 million to $42.4 million, more than they will recover under the Plan. These amounts would be reduced by any amount that would be needed to make a fair and reasonable distribution on account of the Class 7 Jolina shareholder loan. Under the Plan, Jolina retains its existing equity in Uniforêt while no equity is offered to the Minority US Noteholders. In these circumstances, the compromise being required of the Minority U.S. Noteholders is disproportionately large and cannot be considered reasonable.

145.	As previously noted, the Monitor, in its July 23 Report, its October 28 Report and its December 11 Report, concluded that the Plan was fair and reasonable. Having given due consideration to the foregoing issues, the other matters discussed in this report, and all of the considerations outlined by Madam Justice Paperny in Re. Canadian Airlines,[11] we

[11]	(2000) 20 C.B.R. (4th) 1, at page 36: Where a company is insolvent, only the creditors maintain a meaningful stake in its assets. Through the mechanism of liquidation or insolvency legislation, the interests of shareholders are pushed to the bottom rung of the priority ladder. The expectations of creditors and shareholders must be viewed and measured against an altered financial and legal landscape. Shareholders cannot reasonably expect to maintain a financial interest in an insolvent company where creditors’ claims are not being paid in full. It is through the lens of insolvency that the court must consider whether the acts of the company are in fact oppressive, unfairly prejudicial or unfairly disregarded. CCAA proceedings have recognized that shareholders may not have “a true interest to be protected” because there is no reasonable prospect of economic value to be realized by the shareholders given the existing financial misfortunes of the company: Royal Oak Mines Ltd., supra, para. 4., Re Cadillac Fairview Inc. (March 7, 1995), Doc. 628/95 (Ont. Gen. Div. [Commercial List]), and T. Eaton Company, supra. To avail itself of the protection of the CCAA, a company must be insolvent. The CCAA considers the hierarchy of interests and assesses fairness and reasonableness in that context. The court’s mandate not to sanction a plan in the absence of fairness necessitates the determination as to whether the complaints of dissenting creditors and shareholders are legitimate, bearing in mind the company’s financial state. The articulated purpose of the Act and the jurisprudence interpreting it, “widens the lens” to balance a broader range of interests that includes creditors and shareholders and beyond the company, the employees and the public, and tests the fairness of the plan with reference to its impact on all of its constituents. It is through the lens of insolvency legislation that the rights and interests of both shareholders and creditors must be considered. The reduction or elimination of rights of both groups is a function of the insolvency and not of oppressive conduct in the operation of the CCAA. The antithesis of oppression is fairness, the guiding test for judicial sanction. If a plan unfairly disregards or is unfairly prejudicial it will not be approved. However, the court retains the power to compromise or prejudice rights to effect a broader purpose, the restructuring of an insolvent company, provided that the plan does so in a fair manner.

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respectfully disagree with the conclusion of the Monitor and we have concluded that the Plan is not fair and reasonable.

[15] Following completion of most of the proof on May 2nd, 2003, the Court shared with the parties and their counsel its principal preoccupation concerning the fairness of the Plan in circumstances where, as here, secured creditors are asked to reduce the face amount of their notes by almost half and to accept, eventually, reduced interest on these reduced notes. The Court asked why the Plan failed to replace what was to be taken from them by equity,12 unencumbered by a repurchase option.13 Uniforêt responded to this enquiry on May 6, 2003 by further amending the Plan to effectively remove the repurchase option and to extend the delay during which a noteholder can exercise the conversion rights attaching to the B Notes from 2004 to 2008, coincidental with the maturity date of such notes. If exercised, the Class 2 creditors would hold 55% of the equity of Uniforêt.

[16] On the same morning, the Opposing Creditors submitted a “Re-Amended Particularized Contestation” to further amend their conclusions to ask for an “Alternate Plan” in the event a “going concern sale” cannot profitably be concluded. The Alternate Plan would differ from the Plan in that:

(a)	Class 2 creditors would receive one class of New Notes in an aggregate amount of $100 million having the same repayment and interest terms as Notes A under the Plan and 90% of the equity of Uniforêt following a reorganization of its capital structure pursuant to S.191 of the Canada Business Corporations Act (CBCA),[14] and

(b)	Jolina’s claim as a Class 3 creditor would be disallowed and put into Class 5. The Bank of Montreal claim would also be added to Class 5 and disallowed as an “unaffected obligation”.

LEGAL PRINCIPLES

[17] Counsel for the Opposing Creditors remind the Court that shareholders do not have an economic stake in an insolvent company seeking relief under the CCAA.15 They

[12]	As was done for example in Plans approved in Re Skeena Cellulose Inc., (100% of the equity offered to the secured creditors);Re Silcorp Limited, (75%); Re Pioneer Companies Inc., (57%); Re Microcell Telecommunications Inc., 500-11-019761-036; 2003-04-30 (99.9% to the creditors); Re White Rose,(94.4%); Re Royal Oak Mines Inc., 14 C.B.R. (4th) 279 (99%); Re Eagle Precision, (90.3%); Bluestar Battery, (83%); Re Algoma Steel Inc., 30 C.B.R. (4th) 1 (100%); Re McWatters Mining (2002), (75% to unsecured creditors); Re 360 Networks, (100%); Re Kmart, (50% to secured creditors). See as well Jolina’s Exhibits J-28 and 29 and the Monitor’s Exhibit M-1.

[13]	Supra, Note 8.

[14]	Supra, Note 4.

[15]	Supra, Note 11, and see Re Central Capital Corp., 38 C.B.R. (3rd) 1 (Ont. C.A.), at page 37, paragraph 90 where Mr. Justice Finlayson observed that: In the case of an insolvency where the debts to creditors clearly exceed the assets of the company, the policy of federal insolvency

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add that a plan of arrangement should offer more to creditors than would be available to them under a liquidation.16 In assessing fairness of a plan, the Court must consider alternatives to it that are commercially available,17 in particular a sale of the enterprise as a going concern. Moreover, they point to the inherent jurisdiction of the Court either to amend the plan for compelling reasons18 or to order a sale of assets before a plan is presented to the creditors.19

[18] Counsel for Uniforêt and the Monitor acknowledged that generally, a plan of arrangement is consensual and results from negotiations leading to agreement.20 They remind the Court that its role on a sanction hearing “is to consider whether the plan fairly balances the interests of all the stakeholders"21 including the public interest.22 Perfection is not required.23 They add that there is a heavy burden upon Opposing Creditors in legislation appears to be clear that shareholders do not have the right to look to the assets of the corporation until the creditors have been paid.; Re T. Eaton Co., 15 C.B.R. (4) 311 (Ont. S.C.J.), at page 314, paragraphs 9 to 13 inclusive and Re Royal Oak Mines Inc., 14 C.B.R. (4th) 279 (Ont. S.C.J.), at page 281, paragraph 2 where Mr. Justice Farley, prior to approving a proposal contemplating the sale of a business, observed that: [...]the shareholders would have to appreciate that, when viewed as to the hierarchy of interests to receive value in a liquidation related transaction, they are at the bottom. Further in these particular circumstances there are, in relation to the available tax losses (which is in itself a conditional asset), very substantial amounts of unsecured debt standing on the shareholders’ shoulders. That is, the shareholders, even assuming an ongoing operation achieving a turnaround to profitability without restructuring, would have to wait a long while before their interests saw the light of day.

[16]	Supra, Note 1, at page 26, paragraph 96, where Madam Justice Paperny reminds us that: The sanction of the court of a creditor-approved plan is not to be considered as a rubber stamp process. Although the majority vote that brings the plan to a sanction hearing plays a significant role in the court’s assessment, the court will consider other matters as are appropriate in light of its discretion. In the unique circumstances of this case, it is appropriate to consider a number of additional matters: a. The composition of the unsecured vote; b. What creditors would receive on liquidation or bankruptcy as compared to the Plan; c. Alternatives available to the Plan and bankruptcy; d. Oppression; e. Unfairness to Shareholders of CAC; and f. The public interest.

[17]	See Re T. Eaton Co., Supra, Note 15, at page 314, paragraphs 8 and 9.

[18]	See Ontario v. Canadian Airlines Corp., (2001) 29 C.B.R. (4th) 236 (Alb. Q.B.), at paragraph 61.

[19]	See Re Canadian Red Cross Society, 5 C.B.R. (4th) 299 (Ont. S.C.J.), at page 315, paragraphs 43 and 45.

[20]	See Algoma Steel Corp. v. Royal Bank, (1992) 11 C.B.R. (3d) 11 (Ont. C.A.), at page 14, paragraph 7.

[21]	Supra, Note 11, at page 5, paragraph 3, where Madam Justice Paperny adds: Faced with an insolvent organization, its role is to look forward and ask: does this plan represent a fair and reasonable compromise that will permit a viable commercial entity to emerge? It is also an exercise in assessing current reality by comparing available commercial alternatives to what is offered in the proposed plan.

[22]	Ibid, at pages 42 to 44 inclusive, paragraphs 171 to 177.

[23]	Ibid, at page 44, pages 178 and 179 citing with approval the remarks of Mr. Justice Farley in Re Sammi Atlas Inc., (1998), 3 C.B.R. (4th) 171 (Ont. Gen. Div.), at page 173: A plan under the CCAA is a compromise; it cannot be expected to be perfect. It should be approved if it is fair, reasonable and equitable. Equitable treatment is not necessarily equal treatment. Equal treatment may be contrary to equitable treatment. And see Re Quintette Coal Ltd., (1992) 13 C.B.R. (3d) 146, at page 165, paragraph 93.

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their quest to upset the Plan24 and conclude that the Court should be reluctant to interfere with the business decisions of a majority of creditors “reached as a body”.25

DISCUSSION

A. The Plan is prejudicial to the Class 2 Creditors

1.	Two Fundamental Reasons

[19] The Opposing Creditors and their experts criticize the First Plan on several fronts. On the one hand they assert that the First Plan treats some unsecured creditors more favourably than the Class 2 secured creditors. They point out that Jolina will receive the entire amount of both its $5.4 million shareholder loan (Class 7) and its $3.5 million advance towards the acquisition and installation of a planer in the Peribonka sawmill (Class 3) and that the forestry contractors will realize 75% of their claims (Class 4). On the other hand, they argue that the Plan is confiscatory in that the Class 2 creditors will only receive 51% of the face amount of their old U.S. notes two years later than promised at a lower interest rate while they wait to be paid and they will not receive any meaningful equity to replace what has been taken from them, nor are they entitled to recover unpaid interest accrued on the U.S. Notes.

2.	Too fair to other creditors, especially Jolina

[20] There is no doubt Jolina has been relatively well treated under both the First Plan and the Plan. Jolina is Uniforêt’s White Knight.26 It has been a shareholder and involved in the affairs of Uniforêt since 1994. It financed a new planer for the Péribonka sawmill in late 1999. It ultimately provided the funding to acquire the majority of the U.S. Notes in Uniforêt’s initial attempt to rationalize its debt through a public offering for all the U.S. Notes at 30% of their principal amount in early 2000. This initiative attracted about 50% of the U.S. Notes at a cost of $33 million, or 53¢. Jolina then acquired another 16% of the U.S. Notes in the market, enough to control the outcome of the vote by the Class 2

[24]	See Re Central Guaranty Trustco Ltd., (1993), 21 C.B.R. (3d) 139, at page 141, where Mr. Justice Farley observed that: The Revised Plan of Arrangement had required that there be a vote on the proposed compromise re these Claims (with a majority in number representing three-quarters in value of the proven Claims). That vote was even more overwhelming as only FSTQ voted against. 92.54% by number (96.16%) by value) were in favour and 7.46% by number (3.84% by value) were opposed. This on either basis is well beyond the specific majority requirement of CCAA. Clearly there is a very heavy burden on parties seeking to upset a plan that the required majority have found that they could vote for; given the overwhelming majority this burden is no lighter. This vote by sophisticated lenders speaks volumes as to fairness and reasonableness. But see also Re Quintette Coal Ltd., ibid, at pages 168 and 169, paragraphs 108 to 116.

[25]	See Re Sammi Atlas Inc., supra, Note 23, at page 174, paragraph 5.

[26]	Defined in Dictionary of Finance and Investment Terms, Barron’s, 1985, at p. 470 as: WHITE KNIGHT acquirer sought by the target of an unfriendly TAKEOVER to rescue it from the unwanted bidder’s control. The white knight strategy is an alternative to SHARK REPELLENT tactics and is used to avert an extended or bitter fight for control.

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creditors. It helped to backstop an $11M short term or bridge loan from the Bank of Montreal to pay wages and other pressing payables. Uniforêt repaid over $6 million of this loan and shortly thereafter applied to the Court for relief under the C.C.A.A. The balance due on this loan is treated as an “unaffected obligation.27 Accordingly, the White Knight’s several claims have received generous treatment under the Plan, as well they should. After all, Jolina is Uniforêt’s largest and most important creditor, quite apart from being a major shareholder. Plans of arrangement cannot hope to succeed without the approval of such a creditor. The Plan proposes, in effect, to make Jolina more or less whole, at least eventually.28

[21] For a plan of arrangement to succeed, an insolvent company must secure the approval of all classes of its creditors, even those who have subordinated their claims to all other creditors, as is the case with the debentureholders (Class 6). It does not necessarily follow that a plan generous to some creditors must therefore be unfair to others. A plan can be more generous to some creditors and still fair to all creditors.29 A creditor like Jolina that has stepped into the breach on several occasions to keep Uniforêt afloat in the 4 years preceding the filing of the First Plan warrants special treatment.

[22] The Forresters’ claims, although unsecured, are another special case. The Forresters had to be encouraged to bring their equipment back into the bush after the winter thaw. Without logs, the sawmills have nothing to cut. Similarly, if government permits (stumpage duties) are not paid in one year, they will not be issued in a subsequent year.30 This explains why the cost of permits are quite properly treated in the Plan as “unaffected obligations”.

3.	Unfair to Class 2 Creditors

[23] The minority Class 2 creditors complain that Jolina wears too many hats in this dossier. They argue that if Jolina, like them,31 was nothing more than a holder of U.S. Notes, it would not have voted in favour of the proposed treatment for Class 2 creditors. It did so, they add, only because of the generous treatment proposed for its unsecured claims under classes 3, 5 and 7 and the fact it was already a major shareholder. This is, of course, a purely hypothetical argument that nevertheless invites an analysis of the treatment actually accorded to the Class 2 creditors.

[27]	Supra, Note 6 (h).

[28]	Ignoring any discount for projected delays in payment.

[29]	See Algoma Steel v. Royal Bank, Supra, Note 20, at page 9 where Mr. Justice Farley notes: What might appear on the surface to be unfair to one party when viewed in relation to all other parties may be considered to be quite appropriate.

[30]	See Section 7 of the Forest Act, supra, Note 6 (g).

[31]	That is, the proverbial “reasonable person”.

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[24] The experts and Uniforêt agree that the “enterprise” or “going concern” values of the businesses of Uniforêt lie somewhere between $90 million (Houlihan in 2001) and $112 million (PWC in 2003).32 There is also general agreement that Uniforêt cannot support debt in excess of $60 million from its current and projected cash flows.33 This explains why the old U.S. Notes are to be exchanged for two classes of notes, $60 million of “A” notes and $40 million of “B” notes ($100 million in the aggregate) and why there is a conversion feature into shares attached to the “B” notes.

[25] Thus, Uniforêt proposes to give the Class 2 creditors its assessment of its entire enterprise value backed by the same security the U.S. noteholders enjoyed under their Trust Indenture.34 If the workout over the next four to five years is successful, the holders of “B” notes will be able to share, to the extent of 55%, any future equity accruing to the shares of Uniforêt, in excess of $40 million. Mathematically, 55% of nothing is no different than 90% of nothing. However, a successful workout combined with improved economic conditions for the Canadian forestry industry — capital intensive, highly cyclical and beetle infested — may permit the “B” noteholders to recover something of what has been lost from the face amount of their old U.S. notes.

[26] The experts further agree that the orderly liquidation values of the assets of Uniforêt in a bankruptcy scenario will not realize more than $90.4 million at best.35 Most estimates are well below this figure, including that of PWC. The one area where the experts differ is what they think might be realized, and when, if the enterprise were offered for sale “as a going concern” while under the protection of the CCAA. The Monitor and Mr. Roberts of CIB World Markets doubt such a sale would attract a price any more favourable than what is offered in the Plan anytime sooner than 18 months, if ever. Mr. Meakin of PWC thinks a carefully orchestrated sale culminating in an auction while under the umbrella of the CCAA could result in a return to the Class 2 creditors in the next 6 months of up to $42 million more than what they are to receive under the Plan. The Monitor views any such result as entirely “illusoire, irréaliste et utopique”. His views are shared by Mr. Moreau, the president and chief executive officer of Uniforêt, expressed even more succinctly. Mr. Roberts observed that ever since Uniforêt applied for relief from the Court, competitors in the industry have considered it to be “for sale”, yet no serious buyer has as yet surfaced. He suggests that competitors are waiting to acquire a bargain in an industry beset with overcapacity compounded by punishing countervailing duties imposed by our southern neighbours. Worse, one such competitor holds a right of first refusal affecting a key asset.

[27] Mr. Meakin’s “utopian” views as to a possible outcome from a sale of the enterprise fails to account for some $19.5 million of payments due to the creditors of unaffected obligations, presupposes that (a) the payment of $6 million to the Bank of

[32]	This is the top of a range of between $90 and $112 million.

[33]	Or more accurately, its earnings before interest, taxes, depreciation and amortisation (EBITDA).

[34]	Supra, Note 3.

[35]	Estimated by the Monitor in paragraph 32 of his February 27, 2003 report reproduced above in paragraph [10] and based on the rosiest of assumptions.

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Montreal is an avoidable transaction, (b) the balance of $4 million due on its loan is a Class 5 claim and (c) omits contracts that would have to be assumed by a buyer of at least $2.3 million. This reduces a best case scenario from a sale of the business to less than a possible $10 million improvement for the Class 2 Creditors, before expenses. The Opposing Creditors’ share of this theoretical sum would not exceed $2.8 million before expenses. Further, Mr. Meakin’s proposal to sidestep the right of first refusal is unconvincing. This right, together with long term fiber procurement contracts, if not revoked, “would hamper significantly any kind of divestiture process” according to Mr. Meakin’s partner, Mr. Leblanc.

[28] There are serious risks associated with any attempted sale of an insolvent enterprise over an unspecified period of time. Employees who are key to Uniforêt’s business operations but not necessarily to a buyer’s operations will almost certainly begin looking for safe havens. Customers will look to other sources for their wood products. Suppliers will tighten credit facilities and look for other customers. There will almost certainly be erosion on several fronts. Added to all this, it should not be forgotten that those creditors of Uniforêt who have voted in favour of the First Plan have implicitly agreed that current management and direction should remain unchanged.

[29] Given all of these factors, the Court concludes that it would be folly to attempt a sale of Uniforêt’s businesses — even to test the market — almost 2 years after the First Plan was filed for so small a possible yet unlikely gain. Uniforêt has so far managed to survive under CCAA protection in weak and difficult market conditions all the while fighting this litigation. It deserves a chance to prove to its stakeholders that it can both survive and return to profitability. This is what the CCAA was designed to encourage and facilitate.

B. Who really gets hurt

[30] For those Opposing Creditors who acquired their notes for 28¢ in the dollar like Prospect, there will be no “haircut”. Rather, the issue for them is the size of their gain and the yield on their investment to maturity. Only those U.S. noteholders who paid more in the after market for their U.S. Notes than they stand to receive from the Plan will suffer any loss under it. Jolina’s average cost for the U.S. Notes it holds amounts to about 53¢ in the dollar. Its haircut will be modest. Accordingly it should come as no surprise to anyone that it does not insist on equity in circumstances where it will recover almost all it had to pay for its U.S. Notes. Add to this the fact it already holds 40% of the existing equity in Uniforêt. If it converts the “B” Notes it will receive under the Plan, it will increase its equity position in Uniforêt to about 63%, allowing for dilution.

[31] Highland acquired its U.S. Notes from Prospect, one of the funds it manages, at a cost of 80¢, after Uniforêt had applied for relief under the CCAA. The market at the time for the U.S. Notes was in the region of 28¢. Thus, Prospect has already realized a tidy gain on the sale of $3 million of the principal amount of the U.S. Notes it then held. It is left with $20 million of U.S. Notes. The explanation for this generous transaction — at a

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price more than twice the market price — leaves as many questions unanswered as were answered. Without any U.S. Notes, Highland would have no standing in these proceedings as a Class 2 creditor. The price Highland elected to pay for its U.S. Notes reflects what it hoped to achieve for all its clients in its forthcoming negotiations with Uniforêt. Highland believed that its group would control the claims of the U.S. noteholders in any Chapter 11 type proceedings and assumed that Jolina, being a shareholder of Uniforêt, would not be permitted to vote on any of its claims as Uniforêt’s creditor. In this it was mistaken, as Highland’s President, Mr. Dondero, readily conceded. Canadian rules do not prevent a shareholder of an insolvent company from voting on its claims as a creditor.

[32] Thus, only four of the six Opposing Creditors will sustain a real loss if the Plan is approved. Together they hold $12.5 million of U.S. Notes purchased at prices ranging from 96¢ to 66¢. Highland’s loss is self inflicted. It is also Prospect’s initial gain. In addition, Prospect will gain from the Plan itself, having purchased its $20 million U.S. Notes for only about 28¢. In the giant scheme of things, four holders of 10% of the $125 million U.S. Notes will sustain a legitimate loss if the Plan is approved. They will lose much more in a bankruptcy.

[33] Arguably, the question the Court might ask is whether a Plan thought by the Monitor to be both fair and reasonable — feasible and workable — and to have been approved by the required majority of all the creditors of Uniforêt should nevertheless be sacrificed to please four speculators.36 Of course not. Their actual losses will not exceed 45¢ in the dollar37 if the Plan succeeds, perhaps less if the conversion option is exercised. Absent bad faith, the CCAA should not be employed to permit a cranky minority creditor to frustrate a feasible and fair plan that has been blessed by an overwhelming majority of all the creditors of a debtor.38

C. The Equity Issue

[34] It became evident during the hearing that a serious bone of contention between the Opposing Creditors and Uniforêt centered on the unwillingness of the latter to give sufficient equity to the former. While the First Plan provided for a conversion option exercisable before September 15, 2004, it came with a very short fuse, or repurchase option.39 By the amendments made to the Plan on May 6, 2003, the repurchase option has been dropped and the conversion of the “B” Notes may be exercised anytime before September 15, 2008. This puts a serious dent into the oppression argument advanced by the Opposing Creditors concerning the lack of an equity kicker for the Class 2 creditors.

[36]	That is, investors in below investment grade securities acquired in the after market.

[37]	In most cases, much less.

[38]	Supra, Note 24.

[39]	Supra, Note 8.

25

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[35] Arguably, the issue now becomes how much equity ought to have been made available to the Class 2 creditors. Jolina accepted its share of a potential 55% of the equity subject to the repurchase option. Uniforêt has removed that option and extended the conversion period by 4 years. The shareholders of Uniforêt, qua shareholders, are not involved in the Plan. Nothing was offered to them and one consequence of the Plan is that whatever interest they now have is going to be diluted. In all the circumstances of this case, the Court concludes that the offer of equity, while perhaps not overly generous when compared to some other recently sanctioned plans,40 is nevertheless adequate and fair.

D. Bad Faith

[36] The good faith of the Opposing Creditors has been called into question by Madam Justice Zerbisias.41 The Opposing Creditors assert that Uniforêt “and its allies [...] have shown bad faith of the kind which should convince any reasonable observer that the Plan is neither fair nor reasonable”. They point to the treatment accorded the Bank of Montreal $11 million loan, the repayment of part of it,42 a loan by Jolina of $1.1 million43 repaid by Uniforêt on March 6, 2001 and Jolina’s claim for the purchase of the planer (Class 3).44

[37] Suffice it to say that there has been aggressive behaviour displayed by all the parties in the course of this affair, at least some of the time. The Court has already commented on the transactions impugned by the Opposing Creditors.45 Absent a bankruptcy, these claims will all be resolved eventually, just like the claims of the Opposing Creditors, either in accordance with their terms or subject to the Plan. Again, absent a bankruptcy, the impugned claims don’t add any value to the Petitioners’ enterprise. However, had the planer never been acquired, the Peribonka mill would not have been as profitable as it was in the 18 months preceding the CCAA filing.

[38] Aggressive behaviour is to be expected in proceedings of this kind.46 The CCAA favours the survival of businesses and the jobs that go with them. Where, as here, it has been amply demonstrated that the creditors as a whole will fare much better under the Plan than in a liquidation, the solution is obvious. The issue in this case was to decide if a minority group of secured creditors has been materially oppressed by the behaviour of the majority. That case has not been made out. The U.S. noteholders are offered the

[40]	Supra, Note 12.

[41]	Supra, Note 2, at pages 29 and 30; paragraphs 95 and 96.

[42]	Which the Opposing Creditors say is a $6 million preferential payment.

[43]	Used to settle wage claims of an affiliate company for which Messrs Perron and Mercier, as directors of the affiliate, were legally liable.

[44]	Jolina’s security position in respect of its advances to acquire the planer is in some doubt.

[45]	See paragraphs [19], [20], [22] and [23] above.

[46]	See Re T. Eaton Co., Supra, Note 15, where at page 258, paragraph 6, Mr. Justice Farley observed: “The Act clearly contemplates rough-and tumble negotiations between debtor companies desperately seeking a chance to survive and creditors wiling to keep them afloat, but on the best terms they can get, [..]”.

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entire enterprise value of Uniforêt in the form of reconstituted notes and they will receive annual yields on these notes for the next five years varying between some 10% and 17%.

E. The Alternate Plan

[39] While the Court may have the authority to adopt a Plan different from that sought to be sanctioned, it should only exercise that authority if it is satisfied that the proposed Plan is unfair. Moreover, the Alternate Plan proposed by the Opposing Creditors calls for a reorganization of the capital structure of Uniforêt Inc. requiring confiscation of the rights of existing shareholders without their approval being required. The Court has qualified the Plan as both fair and reasonable. The shareholders of Uniforêt have already offered control of their company to the U.S. noteholders. That is quite enough in the circumstances of this case.

[40] FOR THESE REASONS, THE COURT:

[41] MAINTAINS Petitioners’ Motion to Sanction a Plan of Arrangement;

[42] DISMISSES the Opposing Creditors Re-Amended Particularized Contestation;

[43] SANCTIONS and APPROVES the Second Amended Plan of Compromise and Arrangement (Plan);

[44] PERMITS Petitioners to replace the U.S. Secured Notes, as defined in paragraph 1.I of the Plan, by two new secured notes for each unpaid U.S. Note, a Note “A” and a Note “B” as described in paragraph 4.2 of the Plan and in virtue of two Trust Agreements previously approved by the Securities and Exchange Commissions of the United States;

[45] DECLARES that the American Trust Indenture, as defined in paragraph 1.1 of the Plan, be amended and updated by the said two Trust Agreements;

[46] DECLARES that all of the Executory Contracts, as defined in paragraph 1.1 of the Plan, save those terminated or repudiated by Petitioners before the “Plan Implementation Date”, are in full force and effect as at the Plan Implementation Date, notwithstanding:

a)	that Petitioners have obtained relief under the CCAA;

b)	the effect on Petitioners of the completion of any one of the transactions contemplated by the Plan;

c)	any compromises or arrangements effected pursuant to the Plan;

d)	any default with respect to such a contract by Petitioners prior to the Plan Implementation Date; or

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e)	any automatic termination of any such contract or any purported termination thereof by any Person other than Petitioners the whole in conformity with paragraph 6.7 of the Plan.

[47] DECLARES that no party to an Executory Contract, as defined in paragraph 1.1 of the Plan, shall be entitled to accelerate the obligations of Petitioners or terminate, rescind or repudiate such other party’s obligations under an Executory Contract following the Plan Implementation Date on the sole ground:

a)	of any event that occurred on or prior to the Plan Implementation Date which would have entitled such party to accelerate Petitioners’ obligations under such Executory Contract;

b)	that Petitioners have obtained relief under the CCAA;

c)	of the effect on Petitioners of the completion of any of the transactions contemplated by the Plan; or

d)	of any compromises or arrangements effected pursuant to the Plan.

the whole in conformity with paragraph 6.7 of the Plan.

[48] DECLARES that the date for the implementation of the Plan will be deemed to be the date specified in a Certificate to be filed in the Court record by Petitioners and the Monitor as soon as all the conditions specified in paragraph 5.1 of the Plan have been fulfilled or satisfied.

[49] EXEMPTS Petitioners from furnishing any security;

[50] ORDERS provisional execution of this judgment notwithstanding appeal;

[51] THE WHOLE with costs against the Opposing Creditors and in favour of Petitioners, the Monitor and Jolina Capital Inc.

DANIEL H. TINGLEY, J.S.C.

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Me Sylvain Rigaud
Me Louis Gouin
Me Bernard Quinn
OGILVY RENAULT
Attorneys for Petitioners

Me Denis Ferland
Me Philippe Buist
DAVIES WARD PHILLIPS & VINEBERG
Attorneys for the Monitor

Me Jean Fontaine
Me Simon Richard
STIKEMAN ELLIOTT
Attorneys for Jolina Capital Inc.

Me George Hendy
Me Martin Desrosiers
Me David Tardif-Latourelle
OSLER HOSKIN HARCOURT
Attorneys for the Opposing Creditors

Dates of hearing:	March 3 to March 18, 2003
April 28 to May 9, 2003